United States securities and exchange commission logo





                              May 14, 2021

       Paul Jacobson
       Chief Executive Officer
       Thorne Healthtech, Inc.
       152 W. 57th Street
       New York, NY 10019

                                                        Re: Thorne Healthtech,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 19,
2021
                                                            CIK No. 0001844280

       Dear Mr. Jacobson:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. We note your references to your Net Promoter Score throughout. Please revise to briefly explain how your NPS is
calculated and the significance of this metric to your industry.
       Our Platform, page 2

   2. Please revise to disclose what the average customer pays for your products and services.
       Thorne Products, page 2

   3. We note your disclosure that you offer health tests "focused on sleep, stress, weight
 Paul Jacobson
FirstName  LastNamePaul
Thorne Healthtech, Inc. Jacobson
Comapany
May        NameThorne Healthtech, Inc.
     14, 2021
May 14,
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FirstName LastName
         management, gut health, heavy metals, biological age and more." Please briefly describe the health tests that you reference.
Our Value Proposition to Professional Athletes, page 4

4. Please explain what a "NSF-Certified" facility is and what such certification means to your products and services.
Trusted Brand, Products and Services, page 6

5. Please provide support for your assertion that you are "one of the largest NSF Certified for
         Sport supplement manufacturers in the United States."
Risk Factors
We are dependent on our relationships with healthcare professionals to provide healthcare services..., page 44

6. We note your disclosures that your Onegevity engine relies on physicians to interpret the results of your health tests. Please revise this risk factor and other disclosures in your filing that describe these interpretations to disclose the approximate percentage of these interpretations that are done by fully licensed medial doctors rather than other medical professionals.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Ability to Grow in New Geographies, page 83

7. We note your disclosure that your Thorne brand is sold in 37 countries. Please identify the countries in which your products and services are sold. Revenue Recognition , page 92

8. You state that you have a policy to directly net actual returns against sales revenue in the year that the return is made. This policy does not appear to be in compliance with ASC
         606-10-32-2 through 32-27 (including the guidance on constraining estimates of variable consideration in paragraphs 606-10-32-11 through 32-13) applicable for establishing the transaction price in recording revenues. It also contradicts with your disclosure on page F-
         14 where you state that you record a sales return accrual within accrued liabilities for the amount you expect to credit back to your customers. Please reconcile this discrepancy, and revise your financial statements and disclosures as appropriate.
9. You disclose that certain of your direct-to-consumer (DTC) customers opt into recurring automatic refills or orders on Thorne.com and Amazon, and explained that you view your subscription business, which grew by a compounded annual growth rate of 59.4% during
         2019 and 2020 as a key driver of profitable future sales growth. Please expand your revenue recognition policy here and in the notes to your financial statements to address the material implications of uncertainties associated with the methods, assumptions and
 Paul Jacobson
FirstName  LastNamePaul
Thorne Healthtech, Inc. Jacobson
Comapany
May        NameThorne Healthtech, Inc.
     14, 2021
May 14,
Page 3 2021 Page 3
FirstName LastName
         estimates underlying your subscription and other revenues. In addition, please tell us what consideration was given to further disaggregating your DTC revenues into amounts derived from subscriptions and amounts from other DTC sales. We refer you to ASC 606-
         10-55-89 through 55-91. In addressing these items, ensure and confirm to us that your disaggregated revenue disclosures provided under ASC 606-10-50-5 adequately depict for investors the nature and timing of your revenues.
Critical Accounting Policies and Estimates
Stock-Based Compensation, page 93

10. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.
Thorne HealthTech Platform, page 100

11. Please provide a description of a "typical" consumer transaction timeline, using examples as appropriate. Please describe how customers would first encounter your products, how they interact with your various platforms, how much customers pay to you and what is received from you in return.
Our Compelling Value Proposition, page 104

12. We note the testimonials included on pages 104-107. Please revise to ensure that any graphics and accompanying text provide a balanced view of Thorne and its business. For guidance, please refer to Securities Act Forms Compliance and Disclosure Interpretation
         101.02.
Laboratory Developed Tests, page 118

13. Please provide more detail regarding your "leading third-party clinical laboratories." This would include, at a minimum describing the material terms of the financial agreements that you have with laboratories, identifying material laboratories, and describing in more detail the tests they perform on the supplied samples.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies, page F-7

14. Please disclose your accounting policy for your equity classified warrants, and include a discussion of the terms and assumptions used to determine their fair value. In doing so, please assure that the significant terms of your equity classified warrants are disclosed, including any provisions that would preclude the company from accounting for
 Paul Jacobson
Thorne Healthtech, Inc.
May 14, 2021
Page 4
         them as an equity instruments.
Goodwill, page F-12

15. Please tell us and expand your disclosure to indicate the nature and origins of the $14.4 million goodwill and $7.6 million intangible assets reported on your balance sheets.
         Explain the transactions that resulted in the recording of these balances in appropriate detail, addressing transactions that occurred during 2020 as well. Variable Interest Entities, page F-17

16. Please tell us and disclose in more detail how you accounted for the July 31, 2020 share exchange whereby you exchanged your interest in Health Elements for additional shares of Onegevity Health, LLC, and describe the impact the share exchange had on your financial statements.
General

17. Please present your dealer prospectus delivery obligation on the outside back cover page of the prospectus. Please refer to Item 502(b) of Regulation S-K.
18. We note references to "leader in pioneering innovative solutions and personalized approaches..." and "groundbreaking platform" on page 1, "world-class Net Promoter
         Score," "leading nutritional supplements" and "leading third-party clinical laboratories" on page 2, "leading premium, high-quality nutritional supplements," "renowned science and medical teams" and "expert human assistance" on page 3, "highly sophisticated team" on page 4, for example purposes only. Marketing language that cannot be objectively substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs. Please make changes throughout the document as applicable.
       You may contact Ibolya Ignat at 202-551-3636 or Daniel Gordon at 202-551-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at 202-551-3234 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



FirstName LastNamePaul Jacobson                                Sincerely,
Comapany NameThorne Healthtech, Inc.
                                                               Division of
Corporation Finance
May 14, 2021 Page 4                                            Office of Life
Sciences
FirstName LastName